Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated March 3, 2014

Supplementing the Preliminary Prospectus Supplement, dated March 3, 2014

Registration No. 333-175791

HCA Inc.

$3,500,000,000

$1,500,000,000 3.75% Senior Secured Notes due 2019 (“2019 notes”)

$2,000,000,000 5.00% Senior Secured Notes due 2024 (“2024 notes”)

Pricing Supplement

Pricing Supplement dated March 3, 2014 to HCA Inc.’s Preliminary Prospectus Supplement dated March 3, 2014. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Change in Offering Size

The total size of the offering of the 2019 notes has been increased from $1,000,000,000 to $1,500,000,000. The net proceeds received from the increase of $500,000,000 will be used to repay at maturity all of the Issuer’s outstanding unsecured $500 million 5.75% senior notes due 2014. Corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement.

Terms Applicable to the 2019 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$1,500,000,000

Title of Security	3.75% Senior Secured Notes due 2019

Maturity	March 15, 2019

Spread to Treasury	+229 basis points

Benchmark Treasury	UST 1.5% due February 28, 2019

Coupon	3.750%

Public Offering Price	100.000% plus accrued interest, if any, from March 17, 2014

Yield to Maturity	3.750%

Interest Payment Dates	March 15 and September 15 of each year, beginning on September 15, 2014

Record Dates	March 1 and September 1 of each year

Gross Proceeds	$1,500,000,000

Net Proceeds to Issuer before Expenses	$1,485,000,000

CUSIP/ISIN Numbers	CUSIP: 404119 BM0 ISIN: US404119BM05

Terms Applicable to the 2024 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$2,000,000,000

Title of Security	5.00% Senior Secured Notes due 2024

Maturity	March 15, 2024

Spread to Treasury	+240 basis points

Benchmark Treasury	2.75% due February 15, 2024

Coupon	5.000%

Public Offering Price	100.000% plus accrued interest, if any, from March 17, 2014

Yield to Maturity	5.000%

Interest Payment Dates	March 15 and September 15 of each year, beginning on September 15, 2014

Record Dates	March 1 and September 1 of each year

Gross Proceeds	$2,000,000,000

Net Proceeds to Issuer before Expenses	$1,980,000,000

CUSIP/ISIN Numbers	CUSIP: 404119 BN8 ISIN: US404119BN87

Terms Applicable to the 2019 notes and 2024 notes

Optional Redemption (Make Whole Call)	Each series of notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the notes to be redeemed, and

(ii) an amount equal to sum of the present value of the remaining scheduled payments of principal of and interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of the above cases, accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	March 3, 2014

Settlement Date:

March 17, 2014 (T+10)

We expect that delivery of the notes will be made to investors on or about March 17, 2014, which will be the tenth business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $3.462 billion.

We intend to use the net proceeds from the notes offered hereby to redeem all of our outstanding $1.500 billion 8 1⁄2% senior secured notes due 2019 and all of our outstanding $1.250 billion 7 7⁄8% senior secured notes due 2020, to repay at maturity all of our outstanding unsecured $500 million 5.75% senior notes due 2014, to pay related fees and expenses and for general corporate purposes.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-175791)

Joint Book-Running Managers

J.P. Morgan Securities LLC

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers	Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. Fifth Third Securities, Inc. SMBC Nikko Securities Americas, Inc.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling J.P. Morgan Securities LLC at (212) 834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.